UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hyperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44915N 101

(CUSIP Number)

December 31, 2014

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44915N 101		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Management Partners VII, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 858,638

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 858,638

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 858,638

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person OO

CUSIP No. 44915N 101		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Management Partners VII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 858,638

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 858,638

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 858,638

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person PN

CUSIP No. 44915N 101		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Capital Partners VII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 527,895

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 527,895

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,895

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person PN

CUSIP No. 44915N 101		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Capital Partners VII-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 127,915

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 127,915

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,915

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person PN

CUSIP No. 44915N 101		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Capital Partners VII-C Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 186,289

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 186,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,289

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person PN

CUSIP No. 44915N 101		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Entrepreneurs’ Fund VII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 16,539

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 16,539

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,539

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person PN

CUSIP No. 44915N 101	13G

Item 1(a)	Name of Issuer Hyperion Therapeutics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 2000 Sierra Point Parkway, Suite 400, Brisbane, CA 94005

Item 2(a)

Name of Person Filing
This statement is being filed by the following persons with respect to the shares (the “Shares”) of common stock (“Common Stock”) of the Issuer directly owned by Highland Capital Partners VII Limited Partnership (“HCP VII”), Highland Capital Partners VII-B Limited Partnership (“HCP VII-B”), Highland Capital Partners VII-C Limited Partnership (“HCP VII-C”) and Highland Entrepreneurs’ Fund VII Limited Partnership (“HEF VII” and, collectively, the “Funds”).

(a) Highland Management Partners VII Limited Partnership (“HMP VII”), the general partner of each of the Funds;

(b) Highland Management Partners VII, LLC (“Highland Management”), the general partner of HMP VII;

(c) HCP VII, which directly owns 527,895 Shares;

(d) HCP VII-B, which directly owns 127,915 Shares;

(e) HCP VII-C, which directly owns 186,289 Shares; and

(f) HEF VII, which directly owns 16,539 Shares.

HMP VII, Highland Management, HCP VII, HCP VII-B, HCP VII-C and HEF VII are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office The address of each of the reporting persons is: c/o Highland Capital Partners LLC One Broadway, 16th Floor Cambridge, Massachusetts 02142
Item 2(c)	Citizenship
	HCP VII	Delaware
	HCP VII-B	Delaware
	HCP VII-C	Delaware
	HEF VII	Delaware
	HMP VII	Delaware
	Highland Management	Delaware
Item 2(d)	Title of Class of Securities Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number 44915N 101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 44915N 101	13G

Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
For Highland Management:
	(a)	Amount beneficially owned: 858,638 shares of Common Stock
	(b)	Percent of class: 3.5%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 858,638
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 858,638

For HMP VII:
	(a)	Amount beneficially owned: 858,638 shares of Common Stock
	(b)	Percent of class: 3.5%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 858,638
		(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 858,638

For HCP VII:
(a)	Amount beneficially owned: 527,895 shares of Common Stock
(b)	Percent of class: 2.5%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 527,895
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 527,895

For HCP VII-B:
(a)	Amount beneficially owned: 127,915 shares of Common Stock
(b)	Percent of class: 0.6%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 127,915
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 127,915

For HCP VII-C:
(a)	Amount beneficially owned: 186,289 shares of Common Stock
(b)	Percent of class: 0.9%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 186,289
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 186,289

For HEF VII:
(a)	Amount beneficially owned: 16,539 shares of Common Stock
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 16,539
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 16,539

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

CUSIP No. 44915N 101	13G

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2015.

HIGHLAND CAPITAL PARTNERS VII LIMITED PARTNERSHIP

	By:	Highland Management Partners VII Limited Partnership, its General Partner

	By:	Highland Management Partners VII, LLC, its General Partner

		By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND CAPITAL PARTNERS VII-B LIMITED PARTNERSHIP

	By:	Highland Management Partners VII Limited Partnership, its General Partner

	By:	Highland Management Partners VII, LLC, its General Partner

		By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND CAPITAL PARTNERS VII-C LIMITED PARTNERSHIP

	By:	Highland Management Partners VII Limited Partnership, its General Partner

	By:	Highland Management Partners VII, LLC, its General Partner

		By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND ENTREPRENEURS’ FUND VII LIMITED PARTNERSHIP

	By:	Highland Management Partners VII Limited Partnership, its General Partner

	By:	Highland Management Partners VII, LLC, its General Partner

		By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND MANAGEMENT PARTNERS VII LIMITED PARTNERSHIP

By:	Highland Management Partners VII, LLC, its General Partner

	By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND MANAGEMENT PARTNERS VII, LLC

	By:	/s/ Kathleen Barry
Authorized Manager

CUSIP No. 44915N 101

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Hyperion Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 13th day of February, 2015.

HIGHLAND CAPITAL PARTNERS VII LIMITED PARTNERSHIP

	By:	Highland Management Partners VII Limited Partnership, its General Partner

	By:	Highland Management Partners VII, LLC, its General Partner

		By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND CAPITAL PARTNERS VII-B LIMITED PARTNERSHIP

	By:	Highland Management Partners VII Limited Partnership, its General Partner

	By:	Highland Management Partners VII, LLC, its General Partner

		By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND CAPITAL PARTNERS VII-C LIMITED PARTNERSHIP

	By:	Highland Management Partners VII Limited Partnership, its General Partner

	By:	Highland Management Partners VII, LLC, its General Partner

		By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND ENTREPRENEURS’ FUND VII LIMITED PARTNERSHIP

By:	Highland Management Partners VII Limited Partnership, its General Partner

By:	Highland Management Partners VII, LLC, its General Partner

	By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND MANAGEMENT PARTNERS VII LIMITED PARTNERSHIP

By:	Highland Management Partners VII, LLC, its General Partner

	By:	/s/ Kathleen Barry
Authorized Manager

HIGHLAND MANAGEMENT PARTNERS VII, LLC

	By:	/s/ Kathleen Barry
Authorized Manager